SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

YRC Worldwide Inc.

(Name of Subject Company (Issuer))

3.375% Net Share Settled Contingent Convertible Senior Notes due 2023

(Title of Class of Securities)

985577 AB1

(CUSIP Number of Class of Securities)

Michelle A. Russell

Executive Vice President, General Counsel and Secretary

10990 Roe Avenue

Overland Park, Kansas 66211

(913) 696-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

Copy To:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,601,000	$218.38

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of October 11, 2012, there was $1,601,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $1,601,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals and equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $218.38	Filing party: YRC Worldwide Inc.
Form or Registration No.: Schedule TO	Date Filed: October 11, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by YRC Worldwide Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023, dated October 11, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Option Documents, are hereby amended and supplemented as follows:

The right of Holders to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on November 23, 2012. The Company has been advised by Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), that $1,601,000 in aggregate principal amount of the Notes were tendered and not withdrawn, representing 100.0% of the total aggregate principal amount of the Notes outstanding. All Notes validly tendered (and not withdrawn) prior to the expiration of the Put Option have been accepted in exchange for the consideration set forth in the Option Documents.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)*	Company Notice to Holders of 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023, dated October 11, 2012.
(b)	Not applicable.
(d)(1)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).
(d)(2)	Supplemental Indenture, dated as of December 31, 2009, between the Company, the guarantors signatory thereto and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture, dated as of December 31, 2004 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 3.375% Net Share Settled Contingent Convertible Senior notes due 2023 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K, filed on January 7, 2010, File No. 000-12255).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2012	YRC Worldwide Inc.

	By:	/s/ Jamie G. Pierson
		Name:	Jamie G. Pierson
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Company Notice to Holders of 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023, dated October 11, 2012.
(b)	Not applicable.
(d)(1)	Indenture (including form of note) dated December 31, 2004, among the Company, certain subsidiary guarantors and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (incorporated by reference to Exhibit 4.8 to Amendment No. 1 to Registration Statement on Form S-4/A, filed on November 30, 2004, File No. 333-119990).
(d)(2)	Supplemental Indenture, dated as of December 31, 2009, between the Company, the guarantors signatory thereto and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture, dated as of December 31, 2004 (as supplemented and in effect as of the date of the Supplemental Indenture), relating to the 3.375% Net Share Settled Contingent Convertible Senior notes due 2023 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K, filed on January 7, 2010, File No. 000-12255).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.